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                     [Havas Advertising Logo Appears Here]

Press Release                                  Paris, 27th June 2001

      Havas Advertising: Acquisition of Circle.com common stock completed


Havas Advertising today announced it had completed the acquisition of Circle.com common stock.

Under the terms of the transaction the 22.7 million outstanding shares of Circle.com common stock were exchanged for approximately 2.1 million Havas Advertising shares. The exchange ratio was 0.0937 Havas Advertising shares for each share of Circle.com common stock.

Circle.com will be integrated into the Euro RSCG Worldwide network.

About Havas Advertising
-----------------------

Havas Advertising (Nasdaq: HADV; Euronext Paris: HAV.PA) is the world's fifth largest communications group.* Based in Paris, Havas Advertising has four operating divisions - Euro RSCG Worldwide, headquartered in New York, NY, Media Planning Group in Barcelona, Spain, Diversified Agencies Group in Paris, France and Arnold Worldwide Partners, headquartered in Boston, Massachusetts. Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in 75 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, sports marketing, human resources, multimedia interactive communications and public relations. Havas Advertising has a worldwide presence of over 250 agencies and a staff of approximately 20,000.

*Advertising Age Annual Agency Report ranking, April 23, 2001

Contacts

Simon Gillham : + 33 1 41 34 39 73
simon.gillham@havas-advertising.fr
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Alain Camon : + 33 1 41 34 30 54